CERTIFICATE OF QUALIFIED PERSON

JAMES L. PEARSON, P. ENG.

I, James L. Pearson, P. Eng., residing at 105 Stornwood Court, Brampton, Ontario. Canada, L6W 4H6, do hereby certify that:

1.	I am an independent Mining Engineering Consultant, contracted by P& E Mining Consultants Inc.

2.

This certificate applies to the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of Queen’s University, Kingston, Ontario, Canada, in 1973 with a Bachelor of Science degree in Mining Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 36043016). I have worked as a mining engineer for a total of 37 years since my graduation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements;

•	Project Manager and Superintendent of Engineering and Projects at several underground operations in South America;

•	Senior Mining Engineer with a large Canadian mining company responsible for development of engineering concepts, mine design and maintenance;

•	Mining analyst at several Canadian brokerage firms

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for coauthoring Sections 16 and 21, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[James L. Pearson]

James L. Pearson, P. Eng.